American Express Credit
Corporation
200 Vesey Street
New York, NY 10285

March 11, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that American Express Credit Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 11, 2014.

Sincerely,

American Express Credit Corporation

By:	/s/ Carol V. Schwartz
Name:	Carol V. Schwartz
Title:	Secretary